

Mail Stop 3561

April 13, 2018

Kao Lee
President and Chief Executive Officer
SecureTech Innovations, Inc.
2355 Highway 36 West, Suite 400
Roseville, MN 55113

> **Re: SecureTech Innovations, Inc.**
> **Amendment No. 2 to**
> **Registration Statement on Form S-1**
> **Filed April 5, 2018**
> **File No. 333-223078**

Dear Mr. Lee:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 4, 2018 letter.

Notes to Financial Statements

Note 7 – Subsequent Events, page F-11

1. We note the third paragraph of your footnote states "As of April 5, 2018, the Company had 190,003,000 shares of common stock issued and outstanding." Assuming Note 7 to your financial statements is audited, please reconcile the date in the footnote to your auditor's report dated February 16, 2018. Alternatively, if the footnote is unaudited, please label Note 7 accordingly.

Exhibit 23

2. The consent provided by your independent accounting firm refers to a report date of April 5, 2018; however, the date of their audit report included in the Form S-1 is dated February 16, 2018. Please provide a revised consent that refers to the correct audit report date.

       You may contact Patrick Kuhn at 202-551-3308 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or me at 202-551-3611 with any other questions.

                                         Sincerely,

                                         /s/ A.N. Parker

                                         Anne Nguyen Parker
                                         Assistant Director
                                         Office of Transportation and Leisure